

May 12, 2023

Geoffrey G. Gilmore
Chief Executive Officer
Worthington Steel, Inc.
100 Old Wilson Bridge Road
Columbus, OH 43085

  Re: Worthington Steel, Inc.
    Draft Registration Statement on Form 10-12B
    Submitted April 19, 2023
    CIK No. 0001968487

Dear Geoffrey G. Gilmore:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

Exhibit 99.1--Preliminary Information Statement
Questions and Answers about the Separation and Distribution, page iii

1. Please revise your Q&A to discuss the material consequences to stockholders if Worthington Industries, Inc. ("Worthington") waives any conditions and proceeds with the spin-off. We note that the list of closing conditions appears non-exclusive in light of the phrase, "among others." Please revise to disclose all material conditions and to affirmatively so state.

2. We note the closing condition that Worthington receive a tax opinion regarding qualification of the distribution, together with certain related transactions, as a tax-free

reorganization. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

3.   Please revise to address any material changes in stockholder rights between the existing Worthington common stock and your common stock. If none, please include an affirmative statement to that effect.

Information Statement Summary, page 1

4.   Please balance disclosure that you are "Ideally positioned to benefit from expanding global opportunities in electrification," in light of risk factor disclosure on pages 18 and 19 that indicates shifts in the automobile industry could adversely affect prices of and demand for your steel products.

Risk Factors
Raw Material Pricing and Availability, page 16

5.   We note disclosure that your supply chain may be impacted by a number of factors identified on page 17. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations. For example, discuss whether you have or expect to:

- suspend the production, purchase, sale or maintenance of certain items;
- experience labor shortages that impact your business;
- experience cybersecurity attacks in your supply chain;
- experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the Uyghur Forced Labor Prevention Act, and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

The COVID-19 Pandemic, page 20

6.   Please revise to describe the specific impacts that the COVID-19 pandemic has had on your business and results of operations to date, rather than presenting such risks as hypothetical, including quantification of amounts where possible.

<u>The ongoing conflict between Russia and Ukraine may adversely affect our business and results
of operations, page 20</u>

7.   We note general references to the Ukraine war in the context of customer financial
        challenges, increased steel prices, and reduced production capacities, for example on
        pages 16 and 18. Please specifically describe the direct or indirect impact of Russia's
        invasion of Ukraine on your business. Consider any impact resulting from sanctions,
        limitations on obtaining relevant government approvals, currency exchange limitations, or
        import/export or capital controls; if the impact is not material, please explain why.
        Disclose any material impact of import or export bans on products or commodities used in
        your business or sold by you. Include the current and anticipated impact on your business,
        taking into account the availability of materials, cost of materials, costs and risks
        associated with transportation in your business, and the impact on margins and on your
        customers.

<u>If the distribution, together with certain related transactions, fails to qualify as a reorganization . .
. , page 27</u>

8.   Please quantify the scope of the indemnification obligations to Worthington under the Tax
        Matters Agreement or otherwise supplement your disclosure to provide stockholders with
        sufficient information to assess the materiality of these obligations.

<u>Certain non-U.S. entities or assets that are part of the separation may not be transferred . . . , page
33</u>

9.   You disclose that certain non-U.S. entities and assets may not be transferred prior to the
        distribution because they are subject to foreign government or third-party approvals, and
        you cannot assure such transfers will ultimately occur or not be delayed for an extended
        period of time. Please describe more fully the non-U.S. entities and assets involved, as
        well as the foreign government and third-party approvals that are required. Clarify the
        means by which Worthington will provide to you "the economic benefits and burdens of
        owning such assets and/or entities . . . to the extent reasonably possible and permitted by
        applicable law," together with any material related risks.

<u>Our amended and restated code of regulations will designate the state courts in the State of Ohio
. . . , page 37</u>

10.   We note disclosure that your forum selection provision would not apply to Exchange Act
        claims, and that the U.S. federal district courts shall be the exclusive forum for Securities
        Act claims. Please additionally state that there is uncertainty as to whether a court would
        enforce such provisions. In that regard, we note that Section 22 of the Securities Act
        creates concurrent jurisdiction for federal and state courts over all suits brought to enforce
        any duty or liability created by the Securities Act or the rules and regulations thereunder.
        Please also ensure that the exclusive forum provision in the governing documents states
        clearly that it does not apply to actions arising under the Exchange Act, or tell us how you

will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Cautionary Statement Concerning Forward-Looking Statements, page 40

11.   Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Business
Our Joint Ventures, page 77

12.   Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the amount of control you have over day-to-day operations, the duration of the arrangements, and any other material terms. Explain how these arrangements allow you to "develop new products, markets, and technological capabilities and to expand our international presence, while mitigating the risks and costs associated with those activities."

Our Customers, page 79

13.   Please describe and clarify your contractual arrangements with customers. In this regard, we note disclosure that, "Supply contracts for certain large customers often extend for the life of the product's program or platform," while disclosure on page 18 indicates that, "We generally do not have long-term contracts with our customers. As a result, although our customers periodically provide notice of their future product needs and purchases, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time." Please revise as appropriate to reconcile.

Environmental Matters, page 80

14.   We note disclosure that you are subject to many federal, state, local and foreign laws and regulations, including those relating to the protection of your employees and the environment. Please expand to briefly describe such laws and regulations. Include estimated capital expenditures for environmental control facilities, as required by Item 101(c)(2)(i) of Regulation S-K. Additionally describe the effects on your business of the tariffs referenced in disclosure on page 39 that, "[C]ertain foreign governments, including Canada, China and Mexico, have instituted or are considering imposing tariffs on certain U.S. goods."

Reasons for the Separation, page 97

15.   We note the list of reasons for the separation. It appears each of these reasons could apply at any time. Please revise to explain the reasons for conducting the separation now, as opposed to another time.

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders, page 103

16.   We note disclosure on page 28 that Worthington will undertake certain internal restructuring transactions in connection with the transfer of assets and liabilities in accordance with the separation agreement, that these transactions are intended to be tax-free, and that you are subject to indemnification obligations under the Tax Matters Agreement. Accordingly, please revise this section to discuss the material tax consequences of the separation, in addition to the distribution.

Exhibits

17.   Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, including those to be assigned to you or to which you will otherwise succeed following the spin-off. In this regard, we note references to your equity incentive plan, financing arrangements, joint venture agreements, and "other commercial agreements" with Worthington.

General

18.   The cross-reference sheet between the Information Statement and items of Form 10 omits a number of sections of the Information Statement. Please revise to specifically incorporate by reference the questions and answers, director compensation, pay versus performance disclosure, and equity compensation plan information sections.

        You may contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Cathy Birkeland